UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Timeline, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

887336 10 5

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons	Timeline, Inc. Employee Stock Ownership Plan

	I.R.S. Identification Numbers of Reporting Persons (entities only)	91-1590734

#2.	Check Appropriate Box if a Member of a Group:

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Washington

Number of Shares Beneficially Owned by Each Reporting Person With:

	5. Sole Voting Power	-0-

	6. Shared Voting Power	-0-

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	421,231 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	421,231 shares

#10.	Check Box if Aggregate Amount in Row “9” Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row “9”	10.0%

#12.	Type of Reporting Person	EP

#See Instructions.

Item 1.
	(a) Issuer	Timeline, Inc.

	(b) Principal Executive Offices	3055 – 112th Avenue NE, Suite 106 Bellevue, Washington 98004
Item 2.
	(a) Person Filing	Timeline, Inc. Employee Stock Ownership Plan

	(b) Principal Business Office or, if none, Residence	c/o Timeline, Inc. 3055 – 112th Avenue NE, Suite 106 Bellevue, Washington 98004

	(c) Citizenship	Washington

	(d) Title of Class of Securities	Common Stock

	(e) CUSIP Number	887336 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:
(f) ☒ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership.
	(a) Amount beneficially owned	421,231 shares
	(b) Percentage of class	10.0%
(c) Number of shares as to which such person filing has:
	(i) sole power to vote or direct the vote	-0-
	(ii) shared power to vote or to direct the vote	-0-
	(iii) sole power to dispose of or direct disposition	-0-
	(iv) shared power to dispose of or direct disposition	421,231 shares

Calculated in accordance with Exchange Act Rule 13d-3; based on 4,190,998 shares outstanding as of close of business on January 30, 2005 (as reflected in Timeline’s Form 10-QSB for the quarter ended December 31, 2004).

The ESOP (reporting person) is an employee benefit plan qualified under Section 401 of the Internal Revenue Code, as amended, and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.  The ESOP has individual accounts for the benefit of participating employees and their beneficiaries.  The ESOP’s assets are held in trust by the ESOP trustees (“ESOP Trustees”), who currently are Charles R. Osenbaugh, Kent L. Johnson and Paula McGee.  The ESOP acts by majority action of the ESOP Trustees.  Mr. Johnson is not eligible for participation in the ESOP, and Mr. Osenbaugh and Ms. McGee have 106,858 shares and 17,293 shares, respectively, allocated to their individual accounts under the ESOP.  Mr. Osenbaugh is separately filing a report on Schedule 13D to report his ownership interest in the Company.

In general, participants in the ESOP are entitled to direct the ESOP Trustees as to the manner in which the shares of Timeline common stock allocated to their accounts are to be voted, and the ESOP Trustees may not vote any shares as to which a participant fails to give the ESOP Trustees direction.  Unallocated shares in the ESOP are voted by the ESOP Trustees.  The ESOP, through the ESOP Trustees, shares disposition power over all the shares of Timeline common stock held by the ESOP.

As of December 31, 2004, the ESOP held of record 421,231 shares of Timeline common stock, all of which shares had been allocated to individual accounts established for participating employees and their beneficiaries, and no shares were unallocated.  From time to time the ESOP acquires shares of Timeline common stock pursuant to the terms of the ESOP, based on employee contributions and/or Timeline contributions to the ESOP.  The shares held of record by the ESOP were acquired for investment purposes.  During 2004, the ESOP acquired and allocated to plan participants a total of 19,172 shares of Timeline common stock, purchased on the market using employee and employer matching contributions to the ESOP.

Item 5.	Ownership of Five Percent or Less of Class.

[not applicable]

Item 6.	Ownership of More than Five Percent of Class on Behalf of Another

Dividends on Timeline common stock allocated to the accounts of participating employees and their beneficiaries, whether paid in the form of cash or additional securities, are added to their respective individual accounts.

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company

[not applicable]

Item 8.	Identification and Classification of Members of Group

[not applicable]

Item 9.	Notice of Dissolution of Group

[not applicable]

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          This report is not an admission that the Plan Trustees are the beneficial owners of any securities held of record by the ESOP covered by this report (except to the extent of any pecuniary interest in their respective individual ESOP accounts), and the Plan Trustees expressly disclaim beneficial ownership of all such shares reported pursuant to Rule 13d-4.

Timeline Inc. Employee Stock Ownership Plan

February 9, 2005	By:	/s/ CHARLES R. OSENBAUGH

Charles R. Osenbaugh, Trustee

February 9, 2005	By:	/s/ KENT L. JOHNSON

Kent L. Johnson, Trustee

February 9, 2005	By:	/s/ PAULA MCGEE

Paula McGee, Trustee

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